UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Attached as Exhibit 99.1 to this Report on Form 6-K is the final report of the Inspector of Election at the Annual General Meeting of Shareholders of Atlantica Sustainable Infrastructure plc (the “Company”) held on May 5, 2020, reporting that at the Annual General Meeting the shareholders approved resolutions 1 to 3, 8, 10 and 11 and did not approve resolutions 4 to 7 and 9.

One of the resolutions at the Annual General Meeting approves the change of the Company’s registered name to Atlantica Sustainable Infrastructure plc. The change of name has been registered by the Company with the Registrar of Companies in the United Kingdom and became effective on May 7, 2020.

This Report on Form 6-K is being filed to include the following exhibit:

Exhibit Number	Exhibit

99.1	Final Report of Inspector of Elections

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

Date: May 13, 2020

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